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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X            Form 40-F
                                ---                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                     No  X
                             ---                    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.
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RESULT OF TENDER OFFER APPLICATION

On September 17, 2004, we announced that we would provide a tender offer for 1,529,326 shares, or 40%, of preferred shares of Good Morning Shinhan Securities. The tender offer period was from September 24 to October 13, 2004. The following is the result of the tender offer application.

* Number of preferred shares of Good Morning Shinhan Securities subject to the tender offer:
     1,529,326, or 40%, of preferred shares of Chohung Bank
*    Total number of preferred shares subscribed for the tender offer: 458,400
*    Tender offer price (purchasing price): KRW 2,500 per share
*    Total consideration: KRW 1.146 billion

As per our corporate announcement, if the tendered shares are less than the 40% or 1,529,326 shares, we would purchase all of the tendered shares. Therefore, we are purchasing all of the shares tendered, which were 458,400 shares.


ISSUANCE OF SENIOR NOTES BY SHINHAN BANK

On October 13, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue Euro Medium Term Notes (the "Notes") in the aggregate principal amount of USD 20,000,000. The Notes are scheduled to be issued on October 27, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.


1. Issuer        : Shinhan Bank
2. Amount        : USD 20 Million
3. Status        : Euro Medium Term Notes
4. Trade Date    : October 13, 2004
5. Issue Date    : October 27, 2004
6. Maturity Date : October 27, 2014, subject to Early Redemption
7. Issue Price   : 100%
8. Coupon Rate   : 6.40%
9. Coupon Dates  : Annually on each 27th of October commencing from 27th October
                   2005, to and including the earlier of the Maturity Date or Call Date, subject

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                           to adjustment in accordance with the Modified
                           Following Business Day Convention
10. Optional Redemption  : The Issuer has the right but not the obligation to call the notes at par annually on each 27th of October commencing from 27th October 2005, subject to adjustment in accordance with the Modified Following Business Day Convention (each a "Call Option Date"), with a minimum of five New York and London Business Days prior notice. The date of exercise shall be the Call Date.
11. Redemption Price     : 100%
12. Day Count Fraction   : 30/360


ISSUANCE OF SUBORDINATED NOTES BY CHOHUNG BANK

On October 14, 2004, Chohung Bank, one of our major banking subsidiaries, decided to issue subordinated notes. The proposed issuance amount is USD 400,000,000. The following is a summary of terms and conditions of the note issuance.

1.  Issuer               : Chohung Bank
2.  Amount               : USD 400 Million (Maximum amount)
3.  Status               : Lower Tier II Subordinated Notes and Upper Tier II
                           Subordinated Notes
4.  Offering             : The Notes are being offered (1) in the United States
                           only to QIBs in reliance on Rule 144A under the Securities Act (2) outside the United States in reliance on Regulation S under the Securities Act
5.  Trade Date           : to be decided
6.  Issue Date           : to be decided
7.  Maturity             : 10 years with Optional Redemption in 5 years
8.  Issue Price          : to be decided
9.  Interest             : to be decided based on US Treasury Rates
10. Interest payment     : Semi-annually commencing six months after the issue
                           date
11. Optional Redemption  : The Issuer may redeem the Lower Tier II Subordinated
                           Notes and/or the Upper Tier II Subordinated Notes on the 5th anniversary of the Issue Date
12. Listing              : Singapore Stock Exchange
13. Redemption Price     : 100%

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               SHINHAN FINANCIAL GROUP CO., LTD.


                                               By  /S/  Byung Jae Cho
                                               ---------------------------------
                                               Name:  Byung Jae Cho
                                               Title: Chief Financial Officer


Date : October 14, 2004